Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

03045533

17th December 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 16th December 2003.

"Premier to Increase Interests in Mauritania"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

dw 1/8

PREMIER OIL PLC
("Premier")

Premier to Increase Interests in Mauritania

Premier is pleased to announce the purchase by its associated company Fusion Mauritania B Ltd of an additional 3.23% interest in Mauritania Production Sharing Contract Area B ("PSC B") and the purchase by its associated company Fusion Mauritania A Ltd of an additional 1.62% interest in Production Sharing Contract Area A ("PSC A") for a consideration of US$5.15 million plus adjustments for activities after an effective date of 1 August 2003. In addition, a contingent payment of up to US$1.4 million may be paid on achievement of milestones related to future exploration, development and production success.

This consideration will be funded by Premier who, through its agreement with Fusion Oil & Gas plc ("Fusion") announced on 28 May 2003, will acquire Fusion Mauritania A Ltd and Fusion Mauritania B Ltd on completion of the agreement with Fusion. Completion of the Fusion agreement will take place separately for each PSC and will occur on Mauritanian government approval of a field development plan for a field in each PSC.

The opportunity to acquire the additional interests arises from Woodside Petroleum Ltd's ("Woodside") agreement announced earlier today to acquire Agip Mauritania BV, a wholly owned subsidiary of Italian oil and gas company ENI Exploration BV. Agip Mauritania BV currently holds a 35% interest in both PSC A and PSC B. Woodside has agreed to on-sell to the remaining joint venturers their pro rata share of the equity being acquired from ENI on the same terms. The acquisition and on-selling transactions are expected to complete early in 2004.

After completion of this transaction and the transaction with Fusion, Premier's share in PSC B, which contains the Chinguetti and Tiof discoveries, will increase to 9.23%. Premier's share in PSC A, which contains the Banda discovery, will increase to 4.62%.

Charles Jamieson, Chief Executive of Premier, said:

"We are delighted to have the opportunity to increase our stake in this exciting area which includes the oil discoveries at Chinguetti and Tiof and the oil and gas discovery at Banda. The combination of recent drilling success and more equity represent very significant value added for shareholders."

17 December 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill
James Henderson
Phil Wilson-Brown

Tel: 020 7457 2020

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

The additional interests acquired in the transactions announced today do not carry the obligation to pay royalties and other payments to Fusion.

Assuming all partners accept Woodside's offer, the current partners and interests before and after the transaction in the PSC's are:

Company	PSC A		PSC B	
	Pre-sale %	Post-sale %	Pre-sale %	Post-sale %
Woodside Mauritania	35.0	53.85	35.0	53.85
Agip Mauritania BV	35.0	–	35.0	–
Hardman Petroleum	24.3	37.38	21.6	33.23
Fusion Mauritania A Ltd*	3.0	4.62	–	–
Fusion Mauritania B Ltd*	–	–	6.0	9.23
ROC Oil (Mauritania)	2.7	4.15	2.4	3.69

The Government of Mauritania has the right to back in to 12% equity in developments producing up to 75,000 barrels of oil per day.

*Premier will take up its shares of the PSC's from Fusion Oil & Gas on completion of the transaction announced on 28 May 2003.